Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2024 Financial Results

BEIJING, May 24, 2024 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial and Operational Snapshots

•	Net revenues were RMB523.2 million (US$72.5 million), compared to RMB566.9 million in the first quarter of 2023.

•	Gross billings (non-GAAP) were RMB398.8 million (US$55.2 million), compared to RMB345.1 million in the first quarter of 2023.

•	Gross profit was RMB446.1 million (US$61.8 million), compared to RMB498.7 million in the first quarter of 2023.

•	Net income was RMB112.7 million (US$15.6 million), compared to RMB180.1 million in the first quarter of 2023.

•	Net income margin[1] was 21.5% in the first quarter of 2024, compared to 31.8% in the first quarter of 2023.

•	New student enrollments[2] were 175,758, compared to 143,179 in the first quarter of 2023.

•	As of March 31, 2024, the Company’s deferred revenue balance was RMB1,044.9 million (US$144.7 million), compared to RMB1,113.9 million as of December 31, 2023.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.)

“Reflecting on the first quarter of 2024, we've maintained stability amidst challenging conditions. Despite year-over-year decrease, our net revenues and net income for the quarter stood at RMB523.2 million and RMB112.7 million respectively. This marks our sustained profitability, underscoring our operational efficiency and commitment to shareholder value. Additionally, our enrollment figures surged by 22.8%, attributable to our enhanced proficiency in acquiring students. This improvement reflects our dedicated initiatives to attract new users and enhance user retention and engagement by refining our course offerings to meet diverse learning needs.

Looking ahead, we remain optimistic about our long-term profitability. We endeavor to closely monitor and enhance student experience across all phases of teaching, learning, assessment, and practice. Moving forward, we're dedicated to delivering exceptional services and products while exploring avenues for further business growth and operational efficiency improvements.” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, finance director of Sunlands, commented, “Throughout the first quarter, we continued our efforts to improve operational efficiency and optimize our cost structure. Since the fourth quarter of 2021, the net income margin has remained consistently above 20%. We also achieved our third consecutive quarter of net cash inflow from operations, providing a solid financial foundation for the long-term growth of our business. This demonstrates the resilience and adaptability of our business model. Going forward, we will continue to optimize our product mix while maintaining efficient operations. These strategic initiatives will enable us to capitalize on emerging opportunities, strengthen our leadership position in the industry and continue to create value for our shareholders.”

Financial Results for the First Quarter of 2024

Net Revenues

In the first quarter of 2024, net revenues decreased by 7.7% to RMB523.2 million (US$72.5 million) from RMB566.9 million in the first quarter of 2023. The decrease was primarily driven by the decline in gross billings from post-secondary courses over the recent quarters, partially offset by the growth in revenues from sales of goods such as books and learning materials.

Cost of Revenues

Cost of revenues increased by 13.2% to RMB77.2 million (US$10.7 million) in the first quarter of 2024 from RMB68.2 million in the first quarter of 2023. The increase was primarily due to an increase in the cost of revenues from sales of goods such as books and learning materials.

Gross Profit

Gross profit decreased by 10.6% to RMB446.1 million (US$61.8 million) in the first quarter of 2024 from RMB498.7 million in the first quarter of 2023.

Operating Expenses

In the first quarter of 2024, operating expenses were RMB341.1 million (US$47.2 million), representing a 6.4% increase from RMB320.7 million in the first quarter of 2023.

Sales and marketing expenses increased by 11.1% to RMB301.6 million (US$41.8 million) in the first quarter of 2024 from RMB271.4 million in the first quarter of 2023. The increase was mainly due to a growth in spending on sales activities, including enhanced compensation for sales personnel as well as increased spending on branding and marketing activities focusing on interest courses offerings.

General and administrative expenses decreased by 17.9% to RMB32.6 million (US$4.5 million) in the first quarter of 2024 from RMB39.6 million in the first quarter of 2023. The decrease was mainly due to the decline in rental expenses as certain leases for office space were partially terminated in 2023 before the expiration of the lease term for cost saving.

Product development expenses decreased by 27.6% to RMB7.0 million (US$1.0 million) in the first quarter of 2024 from RMB9.7 million in the first quarter of 2023. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the first quarter of 2024 was RMB112.7 million (US$15.6 million), as compared to RMB180.1 million in the first quarter of 2023.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB16.44 (US$2.28) in the first quarter of 2024.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2024, the Company had RMB803.5 million (US$111.3 million) of cash, cash equivalents and restricted cash and RMB179.7 million (US$24.9 million) of short-term investments, as compared to RMB766.4 million of cash, cash equivalents and restricted cash and RMB142.1 million of short-term investments as of December 31, 2023.

Deferred Revenue

As of March 31, 2024, the Company had a deferred revenue balance of RMB1,044.9 million (US$144.7 million), as compared to RMB1,113.9 million as of December 31, 2023.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of May 21, 2024, the Company had repurchased an aggregate of 502,139 ADSs for approximately US$2.5 million under the share repurchase program.

Outlook

For the second quarter of 2024, Sunlands currently expects net revenues to be between RMB480 million to RMB500 million, which would represent a decrease of 5.0% to 8.8% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate for March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2024, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong time) on May 24, 2024, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI3a767e6d591c4806943f7c8f6a578811

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below.

Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	763,800	800,476	110,865
Restricted cash	2,578	3,055	423
Short-term investments	142,084	179,661	24,883
Prepaid expenses and other current assets	109,018	106,139	14,700
Deferred costs, current	14,274	10,068	1,394
Total current assets	1,031,754	1,099,399	152,265
Non-current assets
Property and equipment, net	786,670	779,559	107,968
Intangible assets, net	975	751	104
Right-of-use assets	135,820	130,377	18,057
Deferred costs, non-current	68,773	61,499	8,518
Long-term investments	61,354	56,540	7,831
Other non-current assets	33,160	34,337	4,756
Total non-current assets	1,086,752	1,063,063	147,234
TOTAL ASSETS	2,118,506	2,162,462	299,499

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	409,691	417,455	57,820
Deferred revenue, current	553,812	480,712	66,578
Lease liabilities, current portion	8,019	8,587	1,189
Long-term debt, current portion	38,654	38,654	5,354
Total current liabilities	1,010,176	945,408	130,941

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	560,111	564,154	78,134
Lease liabilities, non-current portion	157,269	150,579	20,855
Deferred tax liabilities	3,742	3,106	430
Other non-current liabilities	6,994	7,067	979
Long-term debt, non-current portion	104,665	95,001	13,157
Total non-current liabilities	832,781	819,907	113,555
TOTAL LIABILITIES	1,842,957	1,765,315	244,496

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and March 31, 2024, respectively; 2,702,523 and 2,697,294 shares
outstanding as of December 31, 2023 and March 31, 2024, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2023 and March 31, 2024, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2023 and March 31, 2024, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,171,284)	(2,058,549)	(285,106)
Additional paid-in capital	2,305,042	2,304,369	319,151
Accumulated other comprehensive income	143,276	152,812	21,164
Total Sunlands Technology Group shareholders’ equity	277,036	398,634	55,209
Non-controlling interest	(1,487)	(1,487)	(206)
TOTAL SHAREHOLDERS’ EQUITY	275,549	397,147	55,003
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,118,506	2,162,462	299,499

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues	566,876	523,240	72,468
Cost of revenues	(68,155)	(77,163)	(10,687)
Gross profit	498,721	446,077	61,781

Operating expenses
Sales and marketing expenses	(271,414)	(301,575)	(41,768)
Product development expenses	(9,680)	(7,010)	(971)
General and administrative expenses	(39,640)	(32,552)	(4,508)
Total operating expenses	(320,734)	(341,137)	(47,247)
Income from operations	177,987	104,940	14,534
Interest income	6,561	9,289	1,287
Interest expense	(2,124)	(1,604)	(222)
Other income, net	8,798	5,780	801
Income before income tax (expenses)/benefit
and loss from equity method investments	191,222	118,405	16,400
Income tax (expenses)/benefit	(7,731)	391	54
Loss from equity method investments	(3,384)	(6,061)	(839)
Net income	180,107	112,735	15,615

Less: net income attributable to non-controlling interest	1	-	-
Net income attributable to Sunlands Technology Group	180,106	112,735	15,615
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	26.00	16.44	2.28
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,926,440	6,857,016	6,857,016

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net income	180,107	112,735	15,615
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(2,327)	9,536	1,321
Total comprehensive income	177,780	122,271	16,936
Less: comprehensive income attributable to non-controlling interest	1	-	-
Comprehensive income attributable to Sunlands Technology Group	177,779	122,271	16,936

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

For the Three Months Ended March 31,

	2023	2024
	RMB	RMB
Net revenues	566,876	523,240
Less: other revenues	(41,847)	(58,874)
Add: tax and surcharges	17,995	16,369
Add: ending deferred revenue	1,513,896	1,044,866
Add: ending refund liability	112,188	130,840
Less: beginning deferred revenue	(1,690,946)	(1,113,923)
Less: beginning refund liability	(133,066)	(143,744)
Gross billings (non-GAAP)	345,096	398,774

Net income	180,107	112,735
Add: income tax expenses/(benefit)	7,731	(391)
depreciation and amortization	7,590	7,431
interest expense	2,124	1,604
Less: interest income	(6,561)	(9,289)
EBITDA (non-GAAP)	190,991	112,090